SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PEDEVCO CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

70532Y303
(CUSIP Number)

October 1, 2021
 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70532Y303	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSONS Viktor Tkachev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russia
Number of Shares Beneficially Owned by Each Reporting Person with:	5	SOLE VOTING POWER 170,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 170,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70532Y303	SCHEDULE 13G	Page 3 of 6

Item 1(a)	Name of Issuer.

PEDEVCO Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

575 N. Dairy Ashford, Energy Center II, Suite 210 Houston, Texas 77079

Item 2(a)	Name of Person Filing.

Mr. Viktor Tkachev, an individual.
Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Arhitektora Vlasova Street, 22, Apt. 93 Moscow Russia 117393

Item 2(c)	Citizenship or Place of Organization.

Mr. Viktor Tkachev is a citizen of Russia.
Item 2(d)	Title of Class of Securities.

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

70532Y303

CUSIP No. 70532Y303	SCHEDULE 13G	Page 4 of 6

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

 (j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 70532Y303	SCHEDULE 13G	Page 5 of 6

Item 4	Ownership.

(a)	Mr. Viktor Tkachev is the beneficial owner of 170,000 shares of Common Stock.

(b)
Mr. Viktor Tkachev is the beneficial owner of 0.2% of the outstanding shares of Common Stock. This percentage is determined by dividing 170,000 by 79,461,603, the number of shares of Common Stock issued and outstanding as of August 13, 2021, as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the SEC on August 16, 2021.

(c)
Number of shares as to which Mr. Viktor Tkachev has:

(1) Sole power to vote or to direct the vote: 170,000.

(2) Shared power to vote or to direct the vote: 0.

(3) Sole power to dispose or to direct the disposition of: 170,000.

(4) Shared power to dispose or to direct the disposition of: 0.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 70532Y303	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2021

/s/ Viktor Tkachev Viktor Tkachev